                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________

                                 SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MIM Corporation
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                                (Name of Issuer)

                   Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   553044108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 ------------

-----------------------                                  ---------------------
  CUSIP NO. 553044108                   13G                PAGE 2 OF 4 PAGES
            ---------                                          ---  ---
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Klein

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U. S. A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF                                                       2,420,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                                                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                                                        2,420,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                                                             0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                                     2,420,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                                                                         20.1%

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      TYPE OF REPORTING PERSON
12
                                                                            IN

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                                                              Page 3 of 4 Pages

Item 1(a).  Name of Issuer:

            MIM Corporation
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Item 1(b).  Address of Issuer's Principal Executive Offices:

            1 Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River,
            --------------------------------------------------------------------
            New York  10965-8670
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Item 2(a).  Name of Person Filing:

            John H. Klein
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Item 2(b).  Address of Principal Business Office or, if None, Residence:

            MIM Corporation, at the address shown in Item 1(b) above
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            U.S.A.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $.0001 par value per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            553044108
            --------------------------------------------------------------------

Item 3.     N/A

Item 4.     Ownership.

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)  Amount beneficially owned:

            2,420,000 shares -- right to acquire
            --------------------------------------------------------------------

       (b)  Percent of class:

            20.1%
            --------------------------------------------------------------------

       (c)  Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote                   2,420,000
                                                    ----------------------------

      (ii)  Shared power to vote or to direct the vote                         0
                                                      --------------------------

     (iii)  Sole power to dispose or to direct the disposition of      2,420,000
                                                                 ---------------

      (iv)  Shared power to dispose or to direct the disposition of            0
                                                                   -------------

                                                              Page 4 of 4 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 10, 1997
                                            --------------------------
                                                      (Date)


                                                 /s/ John H. Klein
                                            --------------------------
                                                    (Signature)


                                                   John H. Klein
                                            --------------------------
                                                    (Name/Title)